SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
April 4, 2005

E.ON enters Romanian electricity market

The privatization agreement which was concluded between E.ON and the Romanian government in Bucharest today paves the way for E.ON’s acquisition of a majority stake in Romanian regional utility Electrica Moldova S.A. Under the agreement, E.ON Energie AG will purchase a 24.62% shareholding and immediately boost this to 51% by raising the company’s capital stock.

With its portfolio of 1.3 million customers and electricity sales of around four billion kilowatt hours, Electrica Moldova, which is based in the north-eastern part of Romania, has an 11% share of the country’s wholesale market. In 2003, Electrica Moldova recorded sales of 203 million euros.

The acquisition is a further milestone in the implementation of the E.ON Group’s strategy of growing its Central and Eastern European business. In October 2004, E.ON Energie purchased a stake in the Bulgarian utilities Gorna Oryahovitza and Varna. In the same month, E.ON Ruhrgas acquired a shareholding Romanian gas utility Distrigaz Nord.

Wulf H. Bernotat, Chairman of E.ON AG’s Board of Management: “Purchasing a controlling interest in Electrica Moldova further consolidates our market position in Central and Eastern Europe. It also gives us unrivalled scope for leveraging cross-border synergies in the region.”

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: April 5, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting